Exhibit 99.5

UNOFFICIAL ENGLISH TRANSLATION OF THE PROPOSAL TO AMEND THE ARTICLES OF ASSOCIATION OF ARGENX SE

as such will be proposed to the general meeting of shareholders to be held in Schiphol (municipality of Haarlemmermeer), the Netherlands, on 25 November 2019.

The left column shows the current text of the relevant provision of the articles of association to be amended. The middle column shows the proposed amendment. The right column provides for a short explanation to the proposed amendment.

CURRENT TEXT

Article 4.

1.                                      The company’s authorized capital amounts to four million five hundred thousand euro (€ 4,500,000).

2.                                      The capital is divided into forty-five million (45,000,000) ordinary shares with a nominal value of ten eurocent (€ 0.10) each, numbered consecutively from 1 onwards.

PROPOSED AMENDMENT

Article 4.

1.                                      The company’s authorized capital amounts to nine million euro (€ 9,000,000).

2.                                      The capital is divided into ninety million (90,000,000) ordinary shares with a nominal value of ten eurocent (€ 0.10) each, numbered consecutively from 1 onwards.

EXPLANATORY NOTES

It is proposed to increase the authorized capital in order to provide flexibility for the company for future issuances of shares — see for more detail the explanatory notes to the agenda of the extraordinary general meeting of shareholders (agenda item 2).